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                                                                      EXHIBIT 98


                            THE PENNZOIL TURNAROUND

EARNINGS: Seven consecutive quarters of year-on-year recurring earnings improvement through the second quarter of 1997. First half of 1997 recurring earnings were up 118% compared to the first half of 1996. Earnings are on track to continue this trend through the third quarter of 1997, as well.

CASH FLOW: Three consecutive years of significant increases in cash flow, from $6.49 per share in 1995 to $9.31 per share in 1996. Cash flow is expected to exceed $12.00 per share in 1997.

EFFICIENCY: G&A cut by $80 million since 1995, and per barrel operating costs reduced by 17% since 1994.

TOTAL RETURN: A total return of 42% to stockholders from October 1995 through June 1997, outperforming the E&P sector and more than double UPR's total return.

     These facts illustrate that Pennzoil's turnaround is well underway, which is one reason why UPR's offer of $84 is inadequate. Indeed, UPR's own confidential internal studies arrived at valuations for Pennzoil well above $84 per share.

                           DON'T LET UPR TRY TO SOLVE
                         ITS PROBLEMS AT THE EXPENSE OF
                             PENNZOIL SHAREHOLDERS




                                [PENNZOIL LOGO]